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                             July 6, 2023

       Joseph Campanelli
       President, Chief Executive Officer
       NB Bancorp, Inc.
       1063 Great Plain Avenue
       Needham, Massachusetts 02492

                                                        Re: NB Bancorp, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 9, 2023
                                                            File No. 333-272567

       Dear Joseph Campanelli:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed June 9, 2023

       Risk Factors
       Our portfolio of commercial real estate loans and commercial and industrial loans...involve credit risks..., page 17

   1. We note your statement regarding your lending activities that "[s]uch loans typically involve larger loan
balances to single borrowers or groups of related borrowers compared to one- to four-family
residential mortgage loans. In addition, the repayment of these types of loans depends
on the successful management and operation of the borrower   s
                                                        businesses or
properties." Revise this risk factor to state your current loan to one borrower limit, as well
as the amounts of your four largest customer relationships as of a recent date.
 Joseph Campanelli
FirstName   LastNameJoseph Campanelli
NB Bancorp,    Inc.
Comapany
July 6, 2023NameNB Bancorp, Inc.
July 6,2 2023 Page 2
Page
FirstName LastName
The geographic concentration of our loan portfolio and lending activities, page
19

2. Revise this risk factor to discuss, as appropriate, the factors that impact the current Greater
         Boston commercial real estate market. For instance, discuss any changes in occupancy for office, industrial or retail real estate.
Uncertainty about the future of the London Interbank Offered Rate, or "LIBOR," may adversely affect our business, page 22

3. Please disclose to what extent your existing loans, deposits, and other financial instruments, including your existing swap contracts, have interest rates that are set by reference to LIBOR. For each significant asset or liability that is currently priced based on reference to LIBOR, clarify whether you have evaluated whether the contractual language will permit conversion to a new reference rate.
The fair value of our investment securities can fluctuate, page 26

4. Revise this risk factor to disclose recent experience with unrealized gains or losses on your securities portfolio.
Risks Related to Our Funding, page 27

5. Revise this section to discuss the impact on your ability to utilize both FHLB borrowings and/or brokered deposits in the event that your capital position declined below "well capitalized" or if your net tangible equity were to decline. Management of Market Risk, page 75

6. We note your statement that the "Asset Liability Committee is responsible for managing market risk." Please revise this section, or another appropriate section, to discuss the membership of the Asset Liability Committee. Disclose whether the committee reports to the Board or any of the four standing committees of the Board. Competition, page 84

7. You note that since 2017 you have expanded, and intend to continue to expand, into commercial and industrial lending. Please disclose whether you compete with particular larger and/or more well-established competitors in this segment of your lending operations. If there are dominant competitors in a key market segment, revise this section to identify those competitors. Discuss the extent to which the ability to compete in this area is dependent on existing relationships, and how this might impact your business strategy to focus in the commercial and industrial lending areas. Make appropriate changes to your management's discussion and/or risk factors based on your response.
 Joseph Campanelli
FirstName   LastNameJoseph Campanelli
NB Bancorp,    Inc.
Comapany
July 6, 2023NameNB Bancorp, Inc.
July 6,3 2023 Page 3
Page
FirstName LastName
Business of Needham Bank
Sources of Funds, page 103

8. Revise this section to clarify whether NB Bancorp will continue to offer full insurance coverage for its deposits from the DIF after the conversion of Needham Bank from a cooperative bank charter.
9. Revise your discussion of your deposits to note whether your depositors have any significant concentrations among your depositors, particularly for your larger deposit accounts. For example, disclose any deposits focused in the tech industry, venture capital funds or portfolio companies, or out of market firms.
Management of NB Bancorp
The Business Background of Our Directors and Executive Officers, page 121

10. Please revise the business background information for Mr. Orfanello to confirm that his position as partner at One Rock Capital began more than five years ago. Alternatively, please revise to provide a complete description of his business experience in the last five years. Refer to Item 401(e)(1) of Regulation S-K.
Consolidated Financial Statements of NB Financial, MHC and Subsidiary
Note 5     Mortgage Banking     Loan Sales and Servicing, page F-68

11. We note your disclosure on page F-68 that the carrying value of mortgage servicing rights exceeded their fair value at December 31, 2022, and that no adjustment for impairment
         was recognized. Please tell us and revise to clarify if the    balance
at the end of year    in
         the table on page F-68 is the carrying value or fair value of your mortgage servicing rights. In addition, please tell us how you determined that an impairment was not necessary given that the carrying value exceeded fair value. Please refer to ASC 860-50-
         35-9.
Exhibits

12.      Both exhibit 10.1 and 10.2, the employment agreements between Needham
Bank and
         Messrs. Campanelli and Rinaldi respectively, were effective through January1, 2023. On page 126, you indicate that Needham Bank has entered into new employment agreements that expire in 2026 and 2025 respectively. Please include the new agreements as exhibits in your next amendment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Joseph Campanelli
NB Bancorp, Inc.
July 6, 2023
Page 4

        You may contact Katharine Garrett at 202-551-2332 or William Schroeder at 202-551-
3294 if you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-
3419 with any other questions.



                                                         Sincerely,
FirstName LastNameJoseph Campanelli
                                                         Division of
Corporation Finance
Comapany NameNB Bancorp, Inc.
                                                         Office of Finance
July 6, 2023 Page 4
cc:       Steven Lanter
FirstName LastName